SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
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FORM 6-K

REPORT OF A FOREIGN ISSUER
PURSUANT TO RULE 13A-16 OR 15D-16
OF THE SECURITIES EXCHANGE ACT OF 1934
For January 20, 2016

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ASML Holding N.V.

De Run 6501
5504 DR Veldhoven
The Netherlands
(Address of principal executive offices)
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Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐ No ☒

If ‘‘Yes’’ is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

EXHIBITS 99.1, 99.3, AND 99.4 TO THIS REPORT ON FORM 6-K ARE INCORPORATED BY REFERENCE IN THE REGISTRATION STATEMENT ON FORM S-8 (FILE NO. 333-116337), THE REGISTRATION STATEMENT ON FORM S-8 (FILE NO. 333-126340), THE REGISTRATION STATEMENT ON FORM S-8 (FILE NO. 333-136362), THE REGISTRATION STATEMENT ON FORM S-8 (FILE NO. 333-141125), THE REGISTRATION STATEMENT ON FORM S-8 (FILE NO. 333-142254), THE REGISTRATION STATEMENT ON FORM S-8 (FILE NO. 333-144356), THE REGISTRATION STATEMENT ON FORM S-8 (FILE NO. 333-147128), THE REGISTRATION STATEMENT ON FORM S-8 (FILE NO. 333-153277), THE REGISTRATION STATEMENT ON FORM S-8 (FILE NO. 333-162439), THE REGISTRATION STATEMENT ON FORM S-8 (FILE NO. 333-170034), THE REGISTRATION STATEMENT ON FORM S-8 (FILE NO. 333-188938), THE REGISTRATION STATEMENT ON FORM S-8 (FILE NO. 333-190023), THE REGISTRATION STATEMENT ON FORM S-8 (FILE NO. 333-192951) AND THE REGISTRATION STATEMENT ON FORM S-8 (FILE NO. 333-203390) OF ASML HOLDING N.V. AND IN THE OUTSTANDING PROSPECTUSES CONTAINED IN SUCH REGISTRATION STATEMENTS.

Exhibits

99.1	“ASML reports record sales for 2015. Proposes to raise dividend by 50% and announces plan for additional EUR 1 billion share repurchases”, press release dated January 20, 2016

99.2	“ASML reports record sales for 2015. Proposes to raise dividend by 50%. Announces plan for additional € 1 billion share repurchases”, presentation dated January 20, 2016

99.3	Summary U.S. GAAP Consolidated Financial Statements
99.4    Summary IFRS Consolidated Financial Statements

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ASML HOLDING N.V. (Registrant)

Date: January 20, 2016    By:    /s/ Peter T.F.M. Wennink
Peter T.F.M. Wennink
Chief Executive Officer